Performance for the Fourth Quarter and year ended March 31, 2010

S. Gopalakrishnan
Chief Executive Officer and Managing Director

S. D. Shibulal
Chief Operating Officer and Director

Safe Harbour

Certain statements in this presentation concerning our future growth prospects are forward-looking statements, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2009 and on Form 6-K for the quarters ended June 30, 2009, September 30, 2009 and December 31, 2009.These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company's filings with the Securities and Exchange Commission and our reports to shareholders. The company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the company.

Agenda

- Financial Performance
- Operational Performance
- Client Acquisition & Expansion of Services
- Finacle™
- Infosys BPO
- Human Resources
- Infrastructure
- Outlook
- Summary

Financial Performance

Highlights...

- Income was Rs. 5,944 crore for the quarter ended March 31, 2010; QoQ growth was 3.5%; YoY growth was 5.5%
- Net profit after tax* was Rs. 1,600 crore for the quarter ended March 31, 2010; QoQ growth was 2.6%; YoY decline was 0.9%
- Earnings per share* decreased to Rs. 28.02 from Rs. 28.33 in the corresponding quarter of the previous year; QoQ growth was 2.5%; YoY decline was 1.1%

**Includes Rs.48 crore arising out of sale of our investment in OnMobile Systems, Inc.*

...Highlights

- 47 clients were added during the quarter by Infosys and its subsidiaries
- Gross addition of 9,313 employees (net addition of 3,914) for the quarter by Infosys and its subsidiaries
- 1,13,796 employees as on March 31, 2010 for Infosys and its subsidiaries
- The Board of Directors recommended a final dividend of Rs. 15 per share for fiscal 2010.

Financial Performance

Unaudited Condensed Consolidated Statement of Comprehensive Income for three months ended,

(As per IFRS)

In Rs. crore, except per share data

Particulars	March 31, 2010	March 31, 2009	Growth (%)	December 31, 2009	Growth % in Q4 10 over Q3 10
Revenues	**5,944**	**5,635**	**5.5**	**5,741**	**3.5**
Cost of sales	3,415	3,269	4.5	3,263	4.7
Gross Profit	**2,529**	**2,366**	**6.9**	**2,478**	**2.1**
Operational Expenses:					
Selling and marketing expenses	333	271	22.9	314	6.1
Administration expenses	407	430	(5.3)	380	7.1
Total Operating Expenses	**740**	**701**	**5.6**	**694**	**6.6**
Operating Profit	**1,789**	**1,665**	**7.4**	**1,784**	**0.3**
Other Income	252	252	–	230	9.6
Profit before income taxes	**2,041**	**1,917**	**6.5**	**2,014**	**1.3**
Income tax expense	441	302	46.0	455	(3.1)
Net Profit*	**1,600**	**1,615**	**(0.9)**	**1,559**	**2.6**
Earnings per equity share					
Basic (Rs.)	**28.02**	**28.33**	**(1.1)**	**27.33**	**2.5**
Diluted (Rs.)	**28.00**	**28.29**	**(1.0)**	**27.30**	**2.6**

Operational Performance

Region wise Revenue

REVENUE BY GEOGRAPHICAL SEGMENT					
	Quarter ended			Year Ended	
	Mar 31, 2010 %	Dec 31, 2009 %	Mar 31, 2009 %	Mar 31, 2010 %	Mar 31, 2009 %
North America	66.1	66.6	64.6	65.8	63.2
Europe	22.5	21.9	24.3	23.0	26.4
India	1.4	1.2	1.6	1.2	1.3
Rest of the world	10.0	10.3	9.5	10.0	9.1
Total	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**

Utilization Rates

EFFORT AND UTILIZATION					
	Quarter ended			Year Ended	
	Mar 31, 2010 %	Dec 31, 2009 %	Mar 31, 2009 %	Mar 31, 2010 %	Mar 31, 2009 %
Effort					
Onsite	22.6	22.5	23.0	22.6	23.6
Offshore	77.4	77.5	77.0	77.4	76.4
Revenue					
Onsite	46.0	46.1	46.2	46.1	46.7
Offshore	54.0	53.9	53.8	53.9	53.3
Utilization					
Including trainees	69.3	68.8	67.6	68.1	68.6
Excluding trainees	77.1	76.2	74.5	74.4	73.7

Revenues by Project type

REVENUE BY PROJECT TYPE*					
	Quarter ended			Year Ended	
	Mar 31, 2010 %	Dec 31, 2009 %	Mar 31, 2009 %	Mar 31, 2010 %	Mar 31, 2009 %
Fixed Price	39.5	38.3	38.3	38.5	35.4
Time & Materials	60.5	61.7	61.7	61.5	64.6
Total	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**

** Excluding products*

Onsite-Offshore Revenue split

EFFORT AND UTILIZATION					
	Quarter ended			Year Ended	
	Mar 31, 2010 %	Dec 31, 2009 %	Mar 31, 2009 %	Mar 31, 2010 %	Mar 31, 2009 %
Revenue					
Onsite	46.0	46.1	46.2	46.1	46.7
Offshore	54.0	53.9	53.8	53.9	53.3

Customer Concentration

CLIENT DATA					
	Quarter ended			Year ended	
	Mar 31, 2010	Dec 31, 2009	Mar 31, 2009	Mar 31, 2010	Mar 31, 2009
Number of Clients					
Active	575	568	579	575	579
Added during the period	47	32	37	141	156
Accounting for > 5% of revenue	–	–	1	–	1
Number of million* dollar clients					
1 Million dollar +	338	336	327	338	327
5 Million dollar +	159	152	151	159	151
10 Million dollar +	97	93	101	97	101
20 Million dollar +	59	60	59	59	59
30 Million dollar +	41	41	39	41	39
40 Million dollar +	33	33	30	33	30
50 Million dollar +	26	22	20	26	20
60 Million dollar +	16	14	16	16	16
70 Million dollar +	12	12	12	12	12
80 Million dollar +	10	9	10	10	10
90 Million dollar +	8	7	7	8	7
100 Million dollar +	6	6	4	6	4
200 Million dollar +	1	2	1	1	1
300 Million dollar +	–	–	1	–	1
Client contribution to revenue					
Top client	4.6%	4.7%	5.7%	4.6%	6.9%
Top 5 clients	15.8%	17.6%	17.2%	16.4%	18.0%
Top 10 clients	25.8%	27.5%	26.8%	26.2%	27.7%
Repeat business	95.4%	97.0%	95.9%	97.3%	97.6%
Account receivables – LTM (in days)	59	57	62	59	62

"LTM" - Last Twelve Months
** LTM Revenues*

Awards and Recognitions

- Our value as a global IT partner has been recognized by industry-leading awards and accolades. This quarter, too, we were honored by clients, industry bodies and the media.
- We were named among the top 10 Outsourcing/IT Integration providers and a favorite for customer experience for the third time in the Annual Consumer Goods Technology Reader's Choice Survey.
- Honoring us for our customer-focused practices in managing large outsourcing projects, the Outsourcing Institute and Vantage Partners conferred on us ‘The Best in Show’ and the ‘Best Partnership’ awards.
- We won the distinction of having the 'Best Investor Relations by an Asia Pacific Company in the US Market' at the IR Magazine US Awards 2010 in New York.
- We were honored for best practices in website communication, financial disclosure procedures and corporate governance at the IR Global Rankings 2010.

Client Acquisition & Expansion of Services

Client Acquisition & Expansion of Services

- We are designing and implementing the Research Informatics System (RISe) at Elan Pharmaceuticals, a leading biotechnology company, to accelerate discovery research. We are using our Scientific Innovation Solution for knowledge collaboration in this engagement.
- We partnered with telecom major Aircel to launch a Mobile Application Store. Powered by Flypp™, our 'Ready-to-Launch' application platform, the Aircel Application Store offers a bouquet of applications drawn from an Infosys-managed ecosystem of Independent Software Vendors (ISVs) and innovators in India and across the globe.
- A manufacturer is implementing the Infosys Supply Chain Visibility and Collaboration Suite as part of its enterprise-wide initiative on sourcing business intelligence and spends analysis.
- A groceries and general merchandising company consulted us for training a core group of employees and disseminating the knowledge across business users.
- A consumer electronics major consulted us for a comprehensive learning management solution.
- Industry leaders continue to turn to us for our Engineering Services, both in core areas such as R&D and Product Development as well as newer services such as Mobility.
- In a major transformation project, we will manage internal IT services for a US-based ISV and help it implement ISO 20000 and IT Service Management (ITSM) processes.

Finacle™

Finacle™

- Finacle™, the universal banking solution from Infosys, added 10 deals this quarter, closing the year with 31 wins. Of these, five wins were from Asia Pacific (APAC) and five were from Europe, Middle East and Asia (EMEA). In addition, the first bank from South Africa joined the group of Finacle™ clients. During the quarter, three client projects went live: two from EMEA and one from APAC.
- This quarter, we also launched Finacle™ Treasury-in-a-Box, a rapid implementation framework for an integrated front, middle and back office treasury system in banks.

Infosys BPO

Infosys BPO

- Infosys BPO continues to move up the value chain. It was positioned by Gartner, Inc. in the 'Leaders Quadrant' in the 2009 Magic Quadrant for Comprehensive Finance and Accounting (F&A) BPO report. In addition, Infosys BPO partnered with the Chartered Institute of Management Accountants (CIMA) to adopt and incorporate the institute's qualification as part of Infosys BPO's continuous learning and development program aimed at providing better BPO services in the F&A function. This quarter, an ISV engaged Infosys BPO to provide Procure-to-Pay services across the globe.

Process innovation

- During the fourth quarter, Infosys applied for eight patent applications in India and the U.S. With this, Infosys has an aggregate of 224 patent applications (pending) in India and the U.S. and has been granted nine patents by the United States Patent and Trademark Office.

Human Resources

Human Resources

EMPLOYEE METRICS					
	Quarter ended			Year ended	
	Mar 31, 2010	Dec 31, 2009	Mar 31, 2009	Mar 31, 2010	Mar 31, 2009
Total Employees	1,13,796	1,09,882	1,04,850	1,13,796	1,04,850
S/W professionals	1,05,976	1,03,476	97,349	1,05,976	97,349
Billable	*93,254*	*89,086*	*86,306*	*93,254*	*86,306*
Banking Product Group	*3,842*	*4,345*	*2,349*	*3,842*	*2,349*
Trainees	*8,880*	*10,045*	*8,694*	*8,880*	*8,694*
Sales & Support	7,820	6,406	7,501	7,820	7,501
Gross Addition	9,313	8,719	4,935	27,639	28,231
Net Addition	3,914	4,429	1,772	8,946	13,663
Lateral Employees	2,041	1,420	659	4,895	5,796
Attrition % (LTM)*	13.4%	11.6%	11.1%	13.4%	11.1%

* Excluding subsidiaries

Infrastructure

Infrastructure

- As on March 31, 2010, the company had 25,503,699 sq. ft of space capable of accommodating 107,331 employees and 1,880,917 sq. ft under completion capable of accommodating 13,442 employees

Outlook

IFRS – Consolidated

Outlook under IFRS – consolidated*

Quarter ending June 30, 2010

- Income is expected to be in the range of Rs. 5,919 crore and Rs. 5,963 crore; YoY growth of 8.2% to 9.0%
- Earnings per share is expected to be in the range of Rs. 24.34 and Rs.24.79; YoY decline of 9.0% to 7.4%

Fiscal year ending March 31, 2011**

- Income is expected to be in the range of Rs. 24,796 crore and Rs. 25,239 crore; YoY growth of 9.0% to 11.0%
- Earnings per share is expected to be in the range of Rs. 106.82 and Rs. 111.28; YoY decline of 2.0% to a growth of 2.1%

* *Conversion 1 US$ = Rs.44.50*

** *Excluding the income from sale of our investment in OnMobile Systems, Inc. of Rs. 48 crore in fiscal 2010, the EPS growth is expected to be in the range of a decline of 1.2% to a growth of 2.9%*

Summary

Summary

- We have been able to take advantage of the opportunities in the market and grow faster due to our investments in capacity and capability building even during the economic downturn
- Though the economic environment continues to be challenging, businesses are investing in growth for building a better future
- We continue to increase our relevance to our clients through thought leadership and investment in R&D, especially in areas such as digital consumers, building smarter organizations and sustainability
- We have been working on building a better tomorrow for us and our stakeholders. New offerings, novel client engagement models, innovation, focus on Research & Development (R&D) and the new economies constitute the new order at Infosys
- Our Intellectual Property (IP)-based solutions continue to benefit clients.
- Learning Services, our recent organizational learning offering, is fast gaining traction among our clients
- As the new economies transform into global economic hubs, we continue to focus on becoming a major player there and attract significant clients
- We maintained our margins in one of the toughest years for the industry while our cash-and-cash equivalents reached $3.5 billion

Infosys®

Thank You

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